PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Clarifies Morrison Lake Limnological Data

Vancouver BC,  December 6, 2012:  The Company would like to provide some additional information on the amount of data collected to support the Company’s understanding of Morrison Lake Water.

The Company has collected Baseline data to support the Application for an Environmental Assessment Certificate since 2003 through 2011.  Baseline water quality has been monitored in Morrison Lake receiving ephemeral (intermittent) streams since 2003 and Morrison Lake, an upper oligotrophic lake (poor in nutrients and plant life and rich in oxygen), since 2006.  Water quality sampling was conducted at five sites on Morrison Lake, at multiple depths (surface, thermocline and bottom).  A depth profile including in situ measurements of temperature profiles to confirm stratification, pH, dissolved oxygen, total dissolved solids, conductivity and oxidation reduction potential was conducted.  Water sampling included sampling during freshet (Ice-Off) which confirmed that the lake turns over.  A bathymetry survey was conducted in 2008.

The BC Environmental Assessment Office website states that “Usually it takes 12 months to gather the required environmental baseline information needed”.

Aquatic resources data included water quality, sediment, fish habitat surveys, benthic invertebrate and plankton, periphyton taxonomy, chlorophyll and biomass; drift net sampling; and fish sampling, including metals analysis.

The Department of Fisheries and Oceans conducted annual salmon escapements into Morrison River and Tahlo Creeks since approximately 1930.  The Lake Babine Nation conducted Sockeye Spawning surveys in the fall of 2010 and 2011.  In 2011, the sockeye populations of the Morrison Watershed experienced a relatively abundant return, however, the total number of Sockeye spawners observed in Morrison Lake only totalled 224.

The Morrison Lake Data Summary Report is available at the following link:

http://www.pacificbooker.com/pdf/121206L-Morrison%20Lake%20Summary.pdf

Please copy and paste this link in your internet browser if you experience any difficulties with it.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml